EXHIBIT 15

May 31, 2000

The Shareholders and Board of Directors
American Express Company

We are aware of the incorporation by reference in the Registration Statement on Form S-8 and related Prospectus pertaining to the American Express Directors' Stock Plan of American Express Company (the "Company") for the registration of 30,000 shares of its common stock, of our reports dated May 15, 2000, relating to the unaudited consolidated interim financial statements of the Company which are included in its Form 10-Q for the quarter ended March 31, 2000.

Pursuant to Rule 436(c) of the Securities Act of 1933, our reports are not a part of the Registration Statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

/s/  Ernst & Young LLP
New York, New York